FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2007

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: June 7, 2007	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

GLENCAIRN GOLD CORPORATION

500 – 6 Adelaide St. East, Toronto, ON M5C 1H6 Ph: (416) 860-0919	Fax: (416) 367-0182

FOR IMMEDIATE RELEASE June 7, 2007	TSX: GGG, GGG.WT AMEX: GLE

GLENCAIRN STRENGTHENS OPERATING TEAM

Glencairn Gold Corporation announced today two key appointments to further strengthen its operating team. David Bayona, P. Eng., MBA, has been hired as General Manager for Cerro Quema, an advanced gold project in Panama, and Milko Rivera, P. Eng., has been hired to provide technical and special projects support to the corporate and Central American offices.

“With these appointments we continue to build an operational and engineering group that will successfully support the accelerated pace of growth we anticipate over the next several years. Mr. Bayona is a very successful mining and project development engineer. He has the broad range of excellent mining experience required to develop Cerro Quema. Mr. Rivera has outstanding experience and demonstrated considerable ability working on some of the world’s largest mining projects. We welcome them both to our growing team,” said Peter Tagliamonte, Glencairn President and CEO.

Mr. Bayona has 20 years of operating experience in underground and open pit mining and extensive experience in mine building and construction. Recently, he was Operations Manager of the 6,800-tonne-per-day Yauli Mine in Peru. Prior to his appointment as Operations Manager, he served as the Yauli Mine’s Superintendent, Engineering Planning and Projects. Mr. Bayona also has an extensive consulting background, having worked with major engineering firms AMEC Americas Limited and Kilborn SNC Lavalin Peru.

In 1988, he graduated from Peru’s Daniel Alcides Carrion National University School of Mines as a Mining Engineer and in 2001 received his MBA from the University of the Pacific in Lima, Peru. He is a registered mining engineer with the Peruvian Mining Engineers Institute and will be based in Panama as the Cerro Quema development project begins to move forward in July.

Mr. Rivera graduated in 1995 from the University of Toronto with a B.A. Sc. in Geological and Mineral Engineering. He has worked with major mining consulting firm Klohn Crippen Berger Ltd. on projects for Inco Limited and Placer Dome.

With SNC Lavalin Inc., Mr. Rivera worked on such major projects as Pascua Lama in Argentina, Pierina in Peru, Voisey’s Bay and Diavik Diamond Mines in Canada, and Rosia Montana in Romania. He will be based in Glencairn’s Toronto office.

About Glencairn Gold Corporation

Glencairn is a growing gold producer with mining and exploration activities focused in Central America. The Company operates the Bellavista Mine in Costa Rica and the Limon Mine in Nicaragua and plans to convert a third mine, the Libertad Mine in Nicaragua, to conventional milling and expand annual gold output. It holds a 60% interest in the Cerro Quema advanced gold project in Panama and a 100% interest in the Mestiza gold property 70 kilometres from the Limon Mine. The Company focuses on efficient and productive mining practices to establish a firm base of quality operations. Glencairn is committed to growth by optimizing current operations and expanding mineral reserves at existing mines.

For further information, please contact:

Glencairn Gold Corporation

Peter Tagliamonte, President/CEO

416-860-0919

pwt@glencairngold.com

Glencairn Gold Corporation

Olav Svela, Vice President

Investor Relations

416-860-0919

osvela@glencairngold.com

Glencairn Gold Corporation Kerry Knoll, Chairman 416-860-0919 kknoll@glencairngold.com Renmark Financial Communications Inc. Tina Cameron, 514-939-3989 tcameron@renmarkfinancial.com

Cautionary Note Regarding Forward-Looking Statements: This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, expectation that development of the

Cerro Quema Project will proceed, expectation that the Libertad mill feasibility study will be positive, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s annual information form for the year ended December 31, 2006 on file with the securities regulatory authorities in Canada and the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities.